UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No

Filed by the Registrant [X]

Filed by a Party other than the Registrant [   ]

Check the appropriate box:

[X]   Preliminary Proxy Statement

[   ]   **Confidential, for Use of the Commission Only (as permitted by Rule 41A-6(E)(2))**

[   ]   Definitive Proxy Statement

[   ]   Definitive Additional Materials

[   ]   Soliciting Material Pursuant §240.14a-12

AMERITRANS CAPITAL CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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4)   Proposed maximum aggregate value of transaction:
5)   Total fee paid:

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[   ]   Fee paid previously with preliminary materials.

        Check box if any part of the fee is offset as provided by Exchange Act Rule 14a-6(i)(1) and 0-11 and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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AMERITRANS CAPITAL CORPORATION
747 THIRD AVENUE, 4TH FLOOR
NEW YORK, NEW YORK 10017

Notice of Annual Meeting of Shareholders
To Be Held on Tuesday June 19, 2007

Dear Shareholders:

The Annual Meeting of Shareholders of Ameritrans Capital Corporation ("Ameritrans" or the "Company") will be held at the offices of Stursberg and Associates, LLC, 405 Lexington Avenue, Suite 4949, New York, New York, on Tuesday June 19, 2007, at 10:00 a.m., to consider and act upon the following matters:

1.   To elect a total of nine (9) directors, seven (7) to be elected by holders of both the Company's common stock, $.0001 par value (the "Common Stock"), and its 9 ⅜% participating preferred stock (the "Participating Preferred Stock"), voting together as a single class, and two (2) directors to be elected only by the holders of the Participating Preferred Stock, all to serve until the next Annual Meeting and until their successors are chosen and qualified;

2.   To ratify and approve the selection by the Board of Directors of Rosen Seymour Shapss Martin & Company LLP as the Company's independent public accountants for the fiscal year ended June 30, 2007;

3.   To approve an amendment to the Company's Articles of Incorporation to increase the number of shares of our authorized Common Stock from ten million (10,000,000) shares to fifty million (50,000,000) shares;

4.   To approve certain amendments to the Company's 1999 Non-Employee Director Stock Option Plan (the "1999 Director Plan");

5.   To approve and ratify certain grants of options to disinterested members of the Board of Directors under the 1999 Director Plan;

6.   To consider the approval of a private offering of shares of the Company's common stock, $.0001 par value (the "Common Stock"), at a fixed purchase price of no less than book value (the "Purchase Price"), to "accredited investors," as that term is defined in Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the "1933 Act");

7.   To approve an amendment to the 1999 Employee Stock Option Plan (the "1999 Employee Plan") increasing the number of shares of Common Stock reserved under the 1999 Employee Plan from 200,000 to 300,000.

8.   To consider and act upon such other matters as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on May 18, 2007 as the time which Shareholders are entitled to notice of and to vote at the meeting and any adjournments as shall be determined. The stock transfer books of the Company will remain open.

All Shareholders are cordially invited to attend the meeting.

By Order of the Board of Directors,
/s/
MARGARET CHANCE, Secretary

May ___, 2007

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

AMERITRANS CAPITAL CORPORATION
747 THIRD AVENUE, 4TH FLOOR
NEW YORK, NEW YORK 10017

Proxy Statement for
Annual Meeting of Shareholders
June 19, 2007

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Ameritrans Capital Corporation (the "Company") for use at the Annual Meeting of Shareholders to be held on June 19, 2007 and at any adjournment of that meeting. In considering whether or not to have an adjournment, management will consider what is in the best interest of the shareholders. All proxies will be voted as marked. Proxies marked as abstaining (including proxies containing broker non-votes) on any matters to be acted upon by shareholders will be treated as present at the meeting for purposes of determining a quorum but will not be counted as votes cast on such matters. Any proxy may be revoked by a shareholder at any time before it is exercised, by written or oral request to Margaret Chance, Secretary of the Company. The date of mailing of this Proxy Statement is expected to be on or about May 23, 2007.

SOLICITATION OF PROXIES

The proxy enclosed with this Proxy Statement is solicited by the Board of Directors of the Company. Proxies may be solicited by officers, directors and regular supervisory and executive employees of the Company, none of whom will receive any additional compensation for their services. Such solicitations may be made personally, or by mail, facsimile, telephone, email, telegraph or messenger. The Company may reimburse brokers and other persons holding shares in their names or in the names of nominees for expenses in sending proxy materials to beneficial owners and obtaining proxies from such owners. All of the costs of solicitation of proxies will be paid by the Company.

All properly executed proxies delivered pursuant to this solicitation and not revoked will be voted in accordance with the directions given and, in connection with any other business that may properly come before the Annual Meeting, in the discretion of the persons named in the proxy.

VOTING SECURITIES

The Board of Directors has fixed May 18, 2007, as the record date for the determination of Shareholders entitled to vote at the Annual Meeting. As of May 1, 2007, there were 3,401,208[1] shares of the Company's Common Stock, $.0001 par value ("Shares"), and 300,000 shares of 9 3/8 Participating Preferred Stock ("Participating Preferred Stock") outstanding. The following table sets forth certain information as to (i) those persons who, to our knowledge, owned 5% or more of our outstanding common stock as of May 1, 2007, (ii) each of our executive officers and directors, and (iii) all of our officers and directors as a group. Except as set forth below, the address of each person listed below is the address of Ameritrans.

---

[1] Includes 10,000 shares of Common Stock held by a subsidiary of the Company not entitled to vote.

NAME	NUMBER OF SHARES OF COMMON STOCK OWNED	PERCENTAGE OF[(A)] OUTSTANDING COMMON STOCK OWNED	NUMBER OF SHARES OF PARTICIPATING PREFERRED STOCK OWNED	PERCENTAGE OF OUTSTANDING PREFERRED STOCK OWNED
*Gary C. Granoff	362,225 (1)	10.87%	7,038(a)	2.35%
*Ellen M. Walker	24,574 (2)	**	**	**
*Lee A. Forlenza	47,198 (3)	1.41%	1,000	**
Steven Etra	174,119 (4)	4.68%	**	**
Allen Kaplan	15,020 (5)	**	**	**
John R. Laird	8,100 (6)	**	**	**
Howard F. Sommer	8,000 (7)	**	**	**
Wesley Finch	30,788 (8)	1.20%	10,000	3.33%
Infinity Capital Partners, L.P. 767 Third Avenue, 16th Floor New York, New York 10017	214,103(9)	6.29%	**	**
*Michael Feinsod	32,500 (10)	**	**	**
*Margaret Chance	10,370 (11)	**	220(b)	**
*Silvia Mullens	6,700 (12)	**	**	**
Mitchell Partners L.P. 3187-D Airway Avenue Costa Mesa, CA 92626	289,210 (13)	8.50%	21,900	7.3%
Performance Capital, L.P. 605 Third Avenue, 19th Floor New York, NY 10158	336,375 (4)	9.89%	**	**
Prides Capital Partners, LLC 200 High Street, Suite 700 Boston, MA 02110	1,068,375 (15)	31.41%	**	**
*Murray Indick 200 High Street, Suite 700 Boston, MA 02110	0 (16)	**	**	**
Ivan Wolpert 19 Fulton Street, Suite 301 New York, NY 10038	20,616 (17)	**	**	**
All Officers and Directors, as a group (13 persons)***	740,210	21.76%	18,258	6.09%

(A) Ownership percentages are based on 3,401,208 Shares of common stock outstanding as of May 1, 2007. Under the rules of the SEC, shares of common stock that an individual has a right to acquire within 60 days from May 1, 2007, pursuant to the exercise of options, warrants or other convertible securities, are deemed to be outstanding for the purpose of computing the percentage of ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person shown in the table.

* Gary C. Granoff, Ellen M. Walker, Michael Feinsod, Murray Indick (directors) and Margaret Chance, Silvia Mullens, and Lee Forlenza (officers), are each "interested persons" with respect to Ameritrans, as such term is defined in the 1940 Act.

** Less than 1%.

*** All Officers and Directors: Gary C. Granoff, Ellen M. Walker, Steven Etra, Margaret Chance, Silvia Mullens, Lee Forlenza, Michael Feinsod, Murray Indick, John R. Laird, Howard F. Sommer, Wesley Finch, and Ivan Wolpert. Heidi Sorvino and Allen Kaplan have chosen not to run for re-election to the Board and the Board has, as of the date hereof, not filled their vacancies. Steven Etra's employment with the Company terminated on May ___, 2007. Mr. Etra remains a director.

(1) Includes (i) 153,180 Shares owned directly by Mr. Granoff; (ii) 16,900 Shares owned by The Granoff Family Foundation, a charitable foundation for which Mr. Granoff and his mother and brother are trustees; (iii) 261 Shares held by GCG Associates Inc., a corporation controlled by Mr. Granoff; (iv) 78,584 Shares owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff; (v) 12,000 Shares owned by J & H Associates Ltd. Pts., a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff; (vi) 67,100 Shares, and 2,500 Shares issuable upon the exercise of five (5) year warrants granted pursuant to the Company's July 29, 2005 Offering of Common Stock and Warrants (the "Private Offering Warrants") held by Mr. Granoff in various IRA or pension accounts, (vii) 6,000 Shares held in an irrevocable qualified subchapter s trust for the benefit of Mr. Granoff's son whereby Mr. Granoff is the trustee, and (viii) 26,700 Shares issuable upon exercise of five-year options granted under the 1999 Employee Plan. Excludes (A) 12,937 Shares owned directly by Leslie Granoff, Mr. Granoff's wife, of which Shares he disclaims beneficial ownership; and (B) 47,855 Shares held by JR Realty Corp., a company owned in part and controlled in part by Mr. Granoff's wife, for which company Mr. Granoff serves as Treasurer.

(i) Includes (i) 500 shares of Participating Preferred Stock, owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff; (ii) 1,000 shares of Participating Preferred Stock owned by J & H Associates Ltd. Pts., a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff; (iii) 5,538 shares of Participating Preferred Stock held by Mr. Granoff in various IRA or pension accounts. Excludes 1,000 shares of Participating Preferred Stock directly owned by Leslie Granoff, Mr. Granoff's wife, of which Shares he disclaims beneficial ownership.

(2) Includes (i) 14,374 Shares held directly by Ms. Walker, (ii) 200 Shares held by Ms. Walker as custodian for her son, and (iii) 10,000 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan.

(3) Includes (i) 35,218 Shares held directly by Mr. Forlenza, (ii) 3,230 Shares held for the benefit of Mr. Forlenza's IRA, and (iii) 8,750 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan.

(4) Includes (i) 53,357 Shares held directly by Mr. Etra; (ii) 29,022 Shares owned jointly by Mr. Etra and his wife; (iii) 27,000 Shares held by Mr. Etra's wife; (iv) 35,990 Shares held by Fiserv Securities Inc. for the benefit of Mr. Etra's IRA; (v) 10,000 Shares held by SRK Associates LLC, a limited liability company controlled by Mr. Etra, (vi) 10,000 Shares held by Lance's Property Development Corp. Pension Plan, of which Mr. Etra is a trustee; and (vii) 8,750 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan (the "Etra Options"). Mr. Etra's employment with the Company was terminated on May ___, 2007.

Pursuant to the terms of the 1999 Employee Plan, Mr. Etra has ninety (90) days from the date of termination of employment with the Company to exercise the Etra Options.

(5) Includes (i) 5,000 Shares held directly by Mr. Kaplan and (ii) 10,020 Shares issuable upon the exercise of five-year options granted under the Director Plan. Mr. Kaplan has chosen not to stand for re-election to the Board. As a result, he will serve as a member of the Board until June 19, 2007, the date of the annual meeting of shareholders. Pursuant to the terms of the Director Plan, Mr. Kaplan will have thirty (30) days in which to exercise his options before they expire.

(6) Includes 100 Shares owned directly by Mr. Laird and 8,000 Shares issuable upon exercise of five-year options granted under the Director Plan.

(7) 8,000 Shares issuable upon exercise of five-year options granted under the Director Plan.

(8) Includes (i) 19,871 Shares owned directly by Mr. Finch; and (ii) 10,917 Shares issuable upon exercise of five-year options granted under the Director Plan. Excludes (A) 6,000 Shares owned directly by Mr. Finch's wife as to which he disclaims beneficial ownership and (B) 26,300 Shares held by the Tudor Trust, a grantor trust, of which Mr. Finch is the grantor, Mr. Finch's wife and their two children are the beneficiaries, and Mr. Finch's wife is one of the two trustees. Mr. Finch disclaims beneficial ownership of the trust's 26,300 Shares.

(9) 214,103 Shares held by Infinity Capital Partners, L.P.

(10) Includes (1) 20,000 Shares issuable upon the exercise of five-year options granted pursuant to the 1999 Employee Plan, (2) 10,000 Shares held by Shoulda Partners, L.P., and (3) 2,500 Shares issuable to Shoulda Partners upon the exercise of the Private Offering Warrants. Excludes (1) 60,000 Shares issuable upon the exercise of five year options granted pursuant to the 1999 Employee Plan. Such options have not yet vested as they vest over the next three years, in equal installments, and (2) 214,103 Shares held by Infinity Capital Partners, L.P. Because Mr. Feinsod is a controlling person of Infinity Capital Partners L.P. and a general partner of Shoulda Partners, L.P., he may also be deemed to be a beneficial owner of securities held by Infinity Capital Partners L.P. and Shoulda Partners, L.P. Mr. Feinsod disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein.

(11) Includes (i) 1,200 Shares owned directly by Ms. Chance, (ii) 200 Shares held by Ms. Chance as custodian for her daughter, Alexis Chance, (iii) 50 Shares held directly by her daughter, Alexis Chance, (iv) 2,220 Shares held by Ms. Chance in various IRA or pension accounts, and (v) 6,700 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan.

(b) Participating Preferred Stock held in a pension account.

(12) 6,700 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan.

(13) Includes 274,210 Shares owned directly by Mitchell Partners L.P. and 15,000 Shares issuable to Mitchell Partners upon the exercise of the Private Offering Warrants.

(14) Includes (i) 188,210 Shares owned directly by Performance Capital, L.P., (ii) 47,053 Shares issuable to Performance Capital, L.P. upon the exercise of the Private Offering Warrants, (iii)

80,890 Shares held by Performance Capital II, L.P., and (iv) 20,222 Shares issuable to Performance Capital II, L.P. upon the exercise of the Private Offering Warrants.

(15) Includes (i) 854,700 Shares held directly by Prides Capital Fund I, L.P., and (ii) 213,675 Shares issuable to Prides Capital Fund I, L.P. upon the exercise of the Private Offering Warrants. Because Prides Capital Partners, L.L.C. is the general partner of Prides Capital Fund I, L.P., Prides Capital Partners, L.L.C. may be deemed the beneficial owner of the securities held by Prides Capital Fund I, L.P.

(16) Murray A. Indick is a Partner of Prides Capital Partners, L.L.C. Excludes (i) 854,700 Shares held directly by Prides Capital Fund I, L.P., and (ii) 213,675 Shares issuable to Prides Capital Fund I, L.P. upon the exercise of the Private Offering Warrants. Because Prides Capital Partners, L.L.C. is the general partner of Prides Capital Fund I, L.P., Prides Capital Partners, L.L.C. may be deemed the beneficial owner of the securities held by Prides Capital Fund I, L.P. Because Mr. Indick is a controlling member of Prides Capital Partners, L.L.C., he may also be deemed to be a beneficial owner of securities deemed to be beneficially owned by Prides Capital Partners, L.L.C. Mr. Indick disclaims beneficial ownership of the Shares held directly or indirectly by Prides Capital Partners, LLC except to the extent of his pecuniary interest therein.

(17) Mr. Wolpert is a principal of Belle Harbour Capital, L.L.C. Includes (i) 4,774 Shares owned directly by Mr. Wolpert, (ii) 1,068 Shares issuable to Mr. Wolpert upon the exercise of the Private Offering Warrants, (iii) 9,433 Shares issuable upon the exercise of five – year options granted under the Director Plan, (iv) 4,273 Shares held by Belle Harbour Capital, L.L.C., and (v) 1,068 Shares issuable to Belle Harbour Capital, L.L.C. upon the exercise of the Private Offering Warrants. Mr. Wolpert disclaims beneficial ownership of the Shares held by Belle Harbour Capital, L.L.C., except to the extent of his pecuniary interest therein.

Except pursuant to applicable community property laws or as described above, each person listed in the table above has sole voting and investment power, and is both the owner of record and the beneficial owner of his or her respective Shares.

For as long as certain persons listed above hold five percent (5%) or more of the Company's outstanding Common Stock, they will be deemed “affiliated persons” of the Company, as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”).


PROPOSAL NO. 1
ELECTION OF DIRECTORS


At this Annual Meeting, nine (9) directors are to be elected to hold office until the annual meeting of shareholders next ensuing after their election and until their respective successors are elected. Seven (7) directors are to be elected by the holders of both the Company's Common Stock and its Participating Preferred Stock, voting together as a single class, and two (2) directors are to be elected only by the holders of the Company's Participating Preferred Stock.

Directors are to be elected by a majority of the vote of shares present in person or represented by proxy at the meeting and entitled to vote on directors. Shareholders vote at the meeting by casting ballots (in person or by proxy) which are tabulated by one or two persons appointed at the meeting, who serve as Inspectors of Election at the meeting and who execute an oath to discharge their duties. It is the intention of the persons named in the accompanying form of proxy to nominate and to vote such proxy for the election of persons named below or, if any such persons should be unable to serve, for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their judgment. All of the persons named below have agreed to serve if elected.

OFFICER, DIRECTOR AND NOMINEE BIOGRAPHIES

Nominees to be elected by holders of the Common Stock and the Participating Preferred Stock:

Steven Etra, age 56, has been a director of Ameritrans since its inception, and was a Vice President of Elk since January 1999, and a director of Elk since November 1995. On May ___, 2007 Mr. Etra's employment as Vice President of both Ameritrans and Elk was terminated. Mr. Etra continues to serve as a member of the Board. Mr. Etra has been Sales Manager since 1975 of Manufacturers Corrugated Box Company, a company owned by Mr. Etra's family for more than seventy-five years. Mr. Etra has also been a director of Titanium Holdings Group, Inc., formerly known as Enviro- Clean of America, Inc. since March 1999. Mr. Etra has extensive business experience in investing in emerging companies.

Michael Feinsod, age 36, has been a director of the Company since December 2005. In November of 2006, Mr. Feinsod was appointed President of Ameritrans. Since 1999, Mr. Feinsod has been a managing member of Infinity Capital, LLC, an investment management company. From 1997 to 1999, Mr. Feinsod worked as an analyst and portfolio manager for Mark Boyar & Company, Inc. Mr. Feinsod is admitted to practice law in New York and was an associate in the corporate law department of Paul, Hastings, Janofsky & Walker LLP from 1996 to 1997. Mr. Feinsod previously served on the Board of Directors of Asta Funding, Inc. Mr. Feinsod holds a Bachelor of Arts degree from The George Washington University and a Juris Doctorate degree from Fordham University School of Law.

Wesley Finch, age 60, has been a director of the Company since September 2002. Mr. Finch is the principal of The Finch Group, a real estate development and management company, specializing in the management, restructuring and revitalization of affordable, subsidized, assisted, and market rate housing. Over the last 20 years, The Finch Group has developed, or advised government entities, on more than $1.5 billion of low-income housing. During 1992-1993, Mr. Finch served as a member of President Clinton's transition team at the U.S. Department of Housing and Urban Development. Previously, Mr. Finch served as Finance Chairman for U.S. Senator John F. Kerry's 1984 campaign, and as the Chairman of Senator Kerry's successful 1990 and 1996 campaigns. In addition, during 1987-1988, Mr. Finch was the National Coordinating Chairman of the Democratic Senatorial Campaign Committee, a legal extension of the U.S. Senate. Mr. Finch earned his bachelors degree in accounting from the Bernard M. Baruch School of the City College of New York, and is a non-practicing certified public accountant (CPA).

Gary C. Granoff, age 59, has been President and a director of Ameritrans since its formation and of Elk since its formation in July 1979 and Chairman of the Board of Directors since December 1995. Effective November 27, 2006, Mr. Granoff stepped down as President of the Company. Mr. Granoff continues to serve as Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of the Company and President, Chief Executive Officer and Chairman of the Board of Elk Associates Funding Corporation, the Company's wholly-owned subsidiary. Mr. Granoff has been a practicing attorney for the past 34 years and is presently an officer and shareholder in the law firm of Granoff, Walker & Forlenza, P.C. Mr. Granoff is a member of the bar of the State of New York and the State of Florida and is admitted to the United States District Court of the Southern District of New York. Mr. Granoff has served as President and the sole shareholder of Seacrest Associates, Inc., a hotel operator, since August 1994. Mr. Granoff served as a director of Titanium Holdings Group, Inc., from September 1999 through May 2003. In February 1998, Mr. Granoff was elected to and served as a trustee on the Board of Trustees of The George Washington University for a five-year term. In June 2005, Mr. Granoff was re-elected to and currently serves as, a trustee on the Board of Trustees of The George Washington University for a term which expires in June 2009. Mr. Granoff also serves as a Trustee and Vice Chairman of the Board of the Parker Jewish Institute for Healthcare and Rehabilitation. Since September 2005, Mr. Granoff has been serving as a Member (Commissioner) of the Village of Kings Point, New York, Zoning Board of Appeals. Mr. Granoff holds a Bachelor of Business Administration degree in Accounting and a Juris Doctor degree (with honors) from The George Washington University.

Murray A. Indick, age 47, was elected to the Board on May 9, 2006. Mr. Indick is a co-founder of Prides Capital Partners, LLC, an investment firm specializing in strategic block, activist investing in the small- and micro-cap arena. Prior to joining Prides Capital, Mr. Indick was partner/general counsel at Blum Capital, which he joined in 1997. Prior to joining Blum Capital, Mr. Indick was a partner in the Washington, D.C., office of Dechert Price & Rhoads. Mr. Indick practiced law for 10 years with Wilmer, Cutler & Pickering in Washington, D.C. Mr. Indick earned a B.A. from the University of Pennsylvania and a J.D. from the Georgetown University Law Center.

Ellen M. Walker, age 51, has been a Vice President and a director of Ameritrans since its formation and a Vice President of Elk since July 1983. In August 2000, Ms. Walker was elected to be the Executive Vice President of the Company. She was a director of Elk from July 1983 to August 1994, and has been a director of Elk since 1995. Ms. Walker has been a practicing attorney for more than twenty-five years and she is presently an officer and shareholder in the law firm of Granoff, Walker & Forlenza, P.C. Ms. Walker is a member of the Bar of the State of New York and she is admitted to the United States District Court of the Southern District of New York. Ms. Walker received a Bachelor of Arts degree from Queens College and obtained her Juris Doctor degree with honors from Brooklyn Law School.

Ivan J. Wolpert, age 41, has been a director of the Company since December 2005. Mr. Wolpert is a principal and founder of Belle Harbour Capital, LLC, a real estate fund that has extended over $20 million of loans to builders throughout New York and New Jersey. He has substantial experience in all aspects of the real estate industry and currently owns both residential units and commercial property. After graduating from law school, he practiced real estate law and completed his legal career as Of Counsel at Paul, Hastings, Janofsky & Walker LLP. During the past several years Mr. Wolpert has acquired over 300 residential units and 200,000 square feet of commercial office space and was the recipient of the Associated Builders and Owners of Greater New York's 2004 Management Company of the Year award. Mr. Wolpert holds a Juris Doctorate degree from St. John's University and a Bachelor of Arts from Tufts University.

<u>Nominees to be elected by holders of the Participating Preferred Stock only</u>:

John R. Laird, age 64, has been a director of the Company since January 1999. Mr. Laird has been a private investor since 1994, when he retired from Shearson Lehman Brothers Inc. ("Shearson"). Mr. Laird served as President and Chief Executive Officer of the Shearson Lehman Brothers Division of Shearson and as a member of the Shearson Executive Committee from 1992 to 1994. Mr. Laird was also Chairman and Chief Executive Officer of The Boston Company, a subsidiary of Shearson, from 1990 until its sale by Shearson in 1993. From 1977 to 1989 Mr. Laird was employed by American Express in various capacities including Senior Vice President and Treasurer. Mr. Laird received a B.S. in finance and an M.B.A. from Syracuse University and attended the Advanced Management Program at Harvard Business School.

Howard F. Sommer, age 66, has been a director of the Company since January 1999. Mr. Sommer is currently Chief Administrative Officer and Chief Financial Officer of Circa Inc., a nationally-based buyer of pre-owned jewelry. Mr. Sommer was President and Chief Executive Officer of New York Community Investment Company L.L.C., an equity investment fund providing long-term capital to small businesses throughout the State of New York, from 1995 to 2005. Mr. Sommer was President of Fundex Capital Corporation from 1978 to 1995, President of U.S. Capital Corporation from 1973 to 1995, worked in management consulting from 1971 to 1973 and held various positions at IBM and Xerox Corporations from 1962 to 1971. Mr. Sommer was also a member of the board for the National Association of Small Business Investment Companies, serving on its executive committee from 1989 to 1993 and as Chairman of the Board in 1994. He received a B.S. in electrical engineering from City College of New York and attended the Graduate School of Business at New York University.

<u>The Board Recommends a vote FOR the election of the nominees named in this Proxy Statement.</u>

The following is information regarding additional officers of the Company:

Margaret Chance, age 51, has been Secretary of Ameritrans since its inception and has been Secretary of Elk and involved in loan administration since November 1980. In August 2000, Ms. Chance was elected to be a Vice President of the Company. Ms. Chance is the office manager of Granoff, Walker & Forlenza, P.C. and has served as the Secretary of GCG, since January 1982. Ms. Chance holds a paralegal certificate.

Lee A. Forlenza, age 48, currently is the Senior Vice President of Ameritrans and Elk. He has been a Vice President of Ameritrans since its formation and a Vice President of Elk since March 1992. Until December 21, 2005, Mr. Forlenza served as a director of both Ameritrans and Elk. In August 2000, Mr. Forlenza was elected to be Senior Vice President of the Company. Mr. Forlenza has been a practicing attorney since February 1983 and is presently an officer and shareholder in the law firm of Granoff, Walker & Forlenza, P.C. Mr. Forlenza was Vice President of True Type Printing, Inc. from 1976-1995 and has been President since May 1995. From 1983 through 1986 Mr. Forlenza was an attorney with the SBA. Mr. Forlenza graduated Phi Beta Kappa from New York University and obtained his Juris Doctor degree from Fordham University School of Law.

Silvia Maria Mullens, age 56, has been a Vice President of Ameritrans since its inception, a Vice President of Elk since 1996, and the Loan Administrator of Elk since February 1994. Effective January 1, 2007, Ms. Mullens was named Senior Vice President of Ameritrans and Elk. Prior to joining Elk, she was the Legal Coordinator for Castle Oil Corporation from September 1991 through June 1993 and from June 1993 through January 1994, a legal assistant specializing in foreclosures in the law firm of Greenberg & Posner. Ms. Mullens received a B.A. from Fordham University and an M.B.A. from The Leonard Stern School of Business Administration of New York University.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The information contained in this report shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filings by Ameritrans Capital Corporation (the "Company") under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

Audit Committees play a critical role in the financial reporting system by overseeing and monitoring management's and the independent auditors' participation in the financial reporting process. As such, we are providing this fiscal report to shareholders to help inform them of this process and the activities of the Audit Committee in the past year. The Audit Committee of the Board of Directors (the "Board") for fiscal year ended June 30, 2006 was composed of three (3), non-management, independent directors selected by the Board: Howard F. Sommer, Wesley Finch and John R. Laird. The Audit Committee's financial expert is John Laird.

The Audit Committee serves as the representative of the Board of Directors for general oversight of the Company's financial accounting and reporting process, system of internal control, audit process, and process for monitoring compliance with laws and regulations and the Company's standards of business conduct. The Company's management has primary responsibility for preparing the Company's financial statements and the Company's financial reporting process. The Company's independent accountants, Rosen Seymour Shapss Martin & Company LLP ("RSSM"), are responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with the Company's management, including a discussion of the quality and acceptability of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

2. The Audit Committee has discussed with the independent accountants and management the matters required to be discussed by SAS 61, as amended or supplemented.

3. The Audit Committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, as amended or supplemented, and has discussed the independence of the independent accountants.

4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee approved the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006 for filing with the Securities and Exchange Commission.

Respectfully Submitted:

John R. Laird, Director and Financial Expert
Howard F. Sommer, Director
Wesley Finch, Director

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, the Audit Committee Report above and the Compensation Committee Report and the Performance Graph of Shareholder Return that follow shall not be incorporated by reference into any such filings.

COMPLIANCE WITH SECTION 16(A) OF THE 1934 ACT

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's officers and directors, and persons who own more than ten percent (10%) of the Company's Common Stock ("Reporting Persons"), to file initial reports of beneficial ownership and changes in beneficial ownership with the Securities and Exchange Commission ("SEC") and to furnish the Company with copies of all reports filed.

Based solely on a review of the forms furnished to the Company, or written representations from certain reporting persons, the Company believes that as of May 1, 2007, all changes in beneficial ownership have been timely disclosed to the SEC as required by Section 16(a) of the 1934 Act.

CHANGES IN CONTROL

There are no arrangements known to the Company at this time which may at a subsequent date result in a change of control of the Company.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information concerning the directors and executive officers of Ameritrans:

Name	Address	Position
Gary C. Granoff[1][2]	c/o Ameritrans Capital Corporation 747 Third Avenue New York, New York 10017	Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors
Michael Feinsod[2]	c/o Ameritrans Capital Corporation 747 Third Avenue New York, New York 10017	President and Director
Lee Forlenza[2]	c/o Ameritrans Capital Corporation 747 Third Avenue New York, New York 10017	Senior. Vice President
Ellen M. Walker[1][2]	c/o Ameritrans Capital Corporation 747 Third Avenue New York, New York 10017	Executive Vice President and Director
Steven Etra	55-25 58th Street Maspeth, New York	Director
Margaret Chance[2]	c/o Ameritrans Capital Corporation 747 Third Avenue New York, New York 10017	Vice President and Secretary
Silvia M. Mullens[2]	c/o Ameritrans Capital Corporation 747 Third Avenue New York, New York 10017	Senior Vice President
Ivan Wolpert	c/o Ameritrans Capital Corporation 747 Third Avenue New York, New York 10017	Director
John Laird	481 Canoe Hill Road New Canaan, Connecticut	Director
Howard F. Sommer	139 East 63rd Street New York, New York 10021	Director
Wesley Finch	c/o The Finch Group 1801 Clint Moore Road, Suite 210 Boca Raton, Florida 33487-2752	Director

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[1] Ms. Walker, Mr. Granoff and Mr. Forlenza are officers and shareholders in the law firm of Granoff, Walker & Forlenza, P.C.

[2] Mr. Granoff, Ms. Walker, Ms. Chance, Ms. Mullens, Mr. Forlenza, Mr. Indick, and Mr. Feinsod are each "interested persons" with respect to Ameritrans and Elk, as such term is defined in the 1940 Act.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

      The bylaws of the Company provide that the Board of Directors will consist of as many members as shall be determined by the shareholders or an affirmative vote of a majority of the members of the Board of Directors. On April 27, 2007, the Board of Directors by Unanimous Written Consent, set the number of members at no more than eleven (11). Allen Kaplan and Heidi Sorvino will not be nominees for re-election to the Board, and the Company has not filled the vacancies at this time. As such the number of members of the Board is nine (9). A majority of the Board Members, (five (5)) to be elected at this Meeting are not "interested persons" as defined in the 1940 Act.

CODE OF ETHICS

      All directors, officers and employees of the Company must act ethically and in accordance with the Company's Code of Ethics (the "Code of Ethics"). The Code of Ethics satisfies the definition of "code of ethics" under the rules and regulations of the SEC and is available on the Company's website at www.ameritranscapital.com. The Code of Ethics is also available in print to anyone who requests it by writing to the Company at the following address: Ameritrans Capital Corporation, 747 Third Avenue, 4th Floor, New York, New York 10017.

COMMITTEES OF THE BOARD AND MEETING ATTENDANCE

Ameritrans has a standing Audit Committee, a standing 1999 Employee Plan Committee and a standing Compensation Committee.

The Audit Committee is presently comprised of John R. Laird, Howard Sommer and Wesley Finch. The function of the Audit Committee is to review our internal accounting control procedures, review our consolidated financial statements, and review with the independent public accountants the results of their audit. The Audit Committee held four (4) meetings during fiscal year 2006. The Audit Committee's financial expert and Chairman is John R. Laird.

On February 5, 2007, the members of the Audit Committee approved a revised version of their formal written charter. This revised Charter was subsequently approved by the Board on February 9, 2007. The Charter and any changes or updates thereto will also be posted on the Company's internet website at http://www.ameritranscapital.com.

The 1999 Employee Plan Committee administers our 1999 Employee Plan. The committee is currently comprised of Ivan Wolpert and John R. Laird.

The Compensation Committee reviews the Company's employment and compensation agreements with its employees. The committee is comprised of John R. Laird and Ivan Wolpert. Mr. Laird serves as the Chairman of the Compensation Committee.

The Board of Directors held 3 formal meetings during fiscal 2006. All of the Company's directors attended each of the meetings of the Board, except that one (1) director missed one (1) meeting.

Ameritrans does not have a standing nomination committee. In accordance with NASD rule 4350(4), nominees to the Board are recommended by at least a majority of the Independent Directors (as defined in NASD rule 4200) of the Company. The Independent Directors of Ameritrans are Wesley Finch, John R. Laird, Howard Sommer, Steven Etra and Ivan Wolpert (the "Independent Directors"). These Independent

Directors consider individuals for nomination who are recommended to them by various persons. The Independent Directors then consider who, among the nominees, will bring the most experience and creativity to Ameritrans. The Independent Directors then vote on which nominee or nominees they will recommend to the Board. A nominee will only be recommended to the Board upon receipt of at least a majority vote by the Independent Directors. After the Board receives these recommendations, the Board, by a majority vote, selects the nominee to either fill the vacancy or to stand for election at the next shareholders meeting.

EXECUTIVE COMPENSATION — DISCUSSION AND ANALYSIS

Role of the Compensation Committee

All executive officers are employed pursuant to an employment agreement, each of with is described herein. The Compensation Committee of our Board establishes and regularly reviews our compensation philosophy and programs, and exercises authority with respect to the determination and payment of base and incentive compensation to our executive officers. Our Compensation Committee consists of two members, each of whom is independent as that term is defined in the 1940 Act.

Overview of compensation structure

Our compensation structure for named executive officers has historically consisted of two basic components — a salary (with bonus) and equity compensation. Each of these components is reflected in the Summary Compensation Table set forth below.

Compensation program objectives and what our compensation program seeks to reward

Our executive compensation program is designed to attract and retain our officers and to motivate them to increase shareholder value on both an annual and longer term basis primarily by positioning our business for growth and, in the future, for increasing levels of revenue and net income. To that end, compensation packages include significant incentive forms of stock-based compensation to ensure that an executive officer's interest is aligned with the interests of our shareholders.

Why each element of compensation is paid and how the amount of each element is determined

The following is a brief discussion of each element of our executive officer compensation. The Compensation Committee intends to pay each of these elements in order to ensure that a desirable overall mix is established between base compensation and incentive compensation, cash and non-cash compensation and annual and long-term compensation. The Compensation Committee also intends to evaluate on a periodic basis the overall competitiveness of our executive compensation packages as compared to packages offered in the marketplace for which we compete with executive talent. Overall, our Compensation Committee believes that our executive compensation packages are currently appropriately balanced and structured to retain and motivate our executive officers.

Salaries. The cash salaries paid to the two highest paid executive officers (Messrs. Granoff and Feinsod) have been incorporated into the terms of employment agreements (copies of our employment agreements with these executive officers are exhibits to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 and December 31, 2006, respectively.

Cash Incentive Compensation. Cash incentive or bonus compensation is guaranteed pursuant to their employment agreements with any additional amounts given at the discretion of the Board at the recommendation of the Compensation Committee.

Equity Compensation. Equity compensation awards were granted in the past pursuant to written agreements. All stock option grants are fully described herein.

How each compensation element fits into the overall compensation objectives and affects decisions regarding other elements

In establishing compensation packages for executive officers, numerous factors are considered, including the particular executive's experience, expertise and performance, the company's overall performance and compensation packages available in the marketplace for similar positions. In arriving at amounts for each component of compensation, our Compensation Committee strives to strike an appropriate balance between base compensation and incentive compensation. The Compensation Committee also endeavors to properly allocate between cash and non-cash compensation and between annual and long-term compensation. When considering the marketplace, particular emphasis is placed upon compensation packages available at a comparable group of peer companies.

EXECUTIVE COMPENSATION

The following table sets forth all remuneration for services rendered to the Company by (i) each of the executive officers, and (ii) all executive officers as a group during the fiscal year ended June 30, 2006. No non-employee director received compensation in excess of $60,000 during that period.[2]

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation	
Name and Principal Position	Year	Base Salary ($) [(a)]	Bonus ($)	Securities Underlying Options (#) [(b)]	All Other Compensation ($)[(c)]
Gary C. Granoff, President, Chief Executive Officer, Chief Financial Officer and Director	2006	336,500 [(d)]	15,000	13,350	32,625
Michael Feinsod, President and Director[3]	2006	0	0	0	0
Ellen M. Walker, Executive Vice President and Director	2006	132,975	--	5,000	19,946
Lee A. Forlenza, Senior Vice President	2006	82,472	10,000	4,375	13,871
Steven Etra, Director	2006	78,000	10,000	4,375	11,700
Silvia Mullens, Senior Vice President	2006	110,428	17,506	3,350	19,189
Margaret Chance, Vice President and Secretary	2006	86,828	17,506	3,350	15,649

[(a)] Officers' salaries constitute a major portion of Elk's total "management fee compensation," which must be approved by the SBA. The SBA is reviewing the total officer and employee compensation of Elk in the amounts paid to date for the fiscal year ending June 30, 2006. This amount includes officers' salaries, other salaries, employee benefits, insurance, and expenses.

[(b)] Grants of stock options received during the fiscal year.

[(c)] Amounts received under Simplified Employee Pension Plan.

[(d)] Does not include approximately $40,000 of reimbursable expenses.

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[2] Steven Etra's employment with the Company was terminated on May ___, 2007. As an employee of the Company, for fiscal 2007, Mr. Etra was paid $_____. As of May ___, 2007 Mr. Etra is considered a "disinterested" Director.

[3] Mr. Feinsod's employment with the Company commenced November 27, 2006, and as such received no compensation in fiscal 2006.

COMPENSATION OF DIRECTORS

Ameritrans and Elk have a policy of paying their directors who are not employees fees for each meeting attended. Since September 24, 2004, Eligible Directors have been paid a fee of $1,000 for each meeting attended. Since July 1, 1996, non-employee directors have been paid annual fees of $2,000 per year in addition to the fees paid for each meeting attended. As of September 24, 2004, Ameritrans began paying the Audit Committee a fee for each committee meeting attended. Regular members of the Audit Committee are paid $1,000 for each meeting, and the head of the Audit Committee receives $1,250 for each meeting. Fees and expenses paid to non-employee directors were, in the aggregate, $31,250 for the year ended June 30, 2005, and $46,750 for the year ended June 30, 2006.

The following table sets forth certain information regarding individual stock option grants made during the last completed fiscal year to the named executive officers of the Company.

SUMMARY STOCK OPTION GRANT TABLE

The following table sets forth certain information regarding individual stock option grants made during the last completed fiscal year to the named executive officers of the Company.

Name	Number of Securities underlying the option	Percentage of total options granted to employees in fiscal year	Exercise Price [2]	Expiration Date of options granted	Potential value at assumed Annual Rates of Stock Price Appreciation for Option Term [3] 5%	Potential value at assumed Annual Rates of Stock Price Appreciation for Option Term [3] 10%
Ellen M. Walker	[1] 5,000	14.7%	$5.56	December 28, 2010	$29,190	$30,580
Lee A. Forlenza	[1] 4,375	12.9%	$5.56	December 28, 2010	$25,541	$26,758
Steven Etra	[1] 4,375	12.9%	$5.56	December 28, 2010	$25,541	$26,758
Margaret Chance	[1] 3,350	10%	$5.56	December 28, 2010	$19,557	$20,489
Silvia Mullens	[1] 3,350	10%	$5.56	December 28, 2010	$19,557	$20,489
Gary Granoff	[1] 13,350	39.5%	$6.12*	December 28, 2010	$85,787	$89,872

[1]   These options were granted December 28, 2005.

[2]   The exercise price of these options is equal to the closing price of the Company's Common Stock on the date of grant, as reported by the NASDAQ Capital Market (*110% of closing price).

[3]   The dollar amount under these columns are the results of calculations at the 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciations, if any, in the price of the underlying Common Stock. No gain to the optionees is possible without an increase in price of the underlying Common Stock, which will benefit all shareholders proportionately.

Compensation Matters

The objectives of Ameritrans' executive compensation program are to establish compensation levels designed to enable Ameritrans to attract, retain and reward executive officers who contribute to the long-term success of Ameritrans so as to enhance shareholder value. The Board of Directors makes decisions each year regarding executive compensation, including annual base salaries and bonus awards, and the 1999 Employee Plan Committee, consisting of non-interested directors, will make decisions each year regarding stock option grants. Option grants are key components of the executive compensation program and are intended to provide executives with an equity interest in Ameritrans so as to link a meaningful portion of the compensation of Ameritrans' executives with the performance of Ameritrans' Common Stock.

Compensation Philosophy

Ameritrans' executive compensation philosophy is based on the belief that competitive compensation is essential to attract, motivate and retain highly qualified and industrious employees. Ameritrans' policy is to provide total compensation that is competitive for comparable work and comparable corporate performance. The compensation program includes both motivational and retention-related compensation components. Bonuses may be included to encourage effective performance relative to current plans and objectives. Stock options are included to help retain productive people and to more closely align their interest with those of shareholders.

In executing its compensation policy, Ameritrans seeks to relate compensation with Ameritrans' financial performance and business objectives, reward high levels of individual performance and tie a significant portion of total executive compensation to both the annual and long-term performance of Ameritrans. While compensation survey data are useful guides for comparative purposes, Ameritrans believes that a successful compensation program also requires the application of judgment and subjective determinations of individual performance, and to that extent the Board of Directors applies judgment in reconciling the program's objectives with the realities of retaining valued employees.

EMPLOYMENT AGREEMENTS

The Company entered into employment agreements with six (6) of our employees, as described below:

Gary Granoff. The Company entered into an amended and restated employment agreement with Gary Granoff dated December 31, 2002, for a term of five (5) years commencing July 1, 2003. The agreement automatically renews for a five (5) year term, unless either party gives notice of non-renewal as provided therein. The agreement provides that Mr. Granoff be paid an annual salary, which was $336,500 for the fiscal year ending June 30, 2006, which increases each year the agreement is in effect. The agreement also provides that Mr. Granoff be paid a yearly bonus, based on his and Ameritrans' performance, an amount of which is determined by the Board of Directors but which may not be less than $15,000 per year for the first five (5) years of the employment agreement. If renewed, any bonus will be given solely in the Board's discretion. The agreement also provides for compensation to Mr. Granoff if he is terminated prior to the expiration of his employment term, the amount of which varies depending upon the nature of his termination. If, for instance, Mr. Granoff is terminated without cause (as defined in the agreement) he is entitled to a lump-sum payment in an amount equal to (i) his salary, as in effect at the time of termination, through the date of termination and an amount equal to his salary multiplied by the number of years remaining under the agreement, and (ii) an amount equal to all of the consulting fees payable under the terms of Mr. Granoff's consulting agreement with Ameritrans, as discussed below. The employment agreement also provides for confidentiality and for non-competition, and non-solicitation during the term of the agreement and for one (1) year thereafter.

In conjunction with the employment agreement, the Company entered into a five (5) year amended and restated consulting agreement with Mr. Granoff, which replaces the former five (5) year consulting agreement by and between the Company and Mr. Granoff dated as of July 1, 2001. The consulting agreement does not become effective and does not commence unless and until the employment agreement is terminated due to (i) Mr. Granoff's voluntary resignation from the Company or (ii) a notice of non-renewal of the employment agreement from either the Company or the Consultant. Upon the effectiveness of the consulting agreement Mr. Granoff shall be paid as a consultant at a rate equal to 1/2 the monthly salary in effect at the time the employment agreement is terminated plus any bonus received, if any, for that employment year and other benefits. The agreement also provides for confidentiality and non-competition for the term of the agreement, and non-solicitation during the term of the agreement and for one (1) year thereafter.

Ellen Walker. The Company entered into an amended and restated employment agreement dated February 21, 2006, with Ellen Walker which replaced the employment agreement between the Company and Ms. Walker dated October 1, 2001. The agreement automatically renews for an additional five (5) year term on July 1, 2011, unless either party gives notice of non-renewal prior to the expiration of that initial term. The agreement provides that Ms. Walker be paid an annual base salary which presently is $140,525, and increases five percent (5%) each year the agreement is in effect. The agreement also provides that Ms. Walker will be paid a yearly bonus, at the discretion of Ameritrans, based on her and the Company's performance. The agreement provides for compensation to Ms. Walker if she is terminated prior to the expiration of her employment term, the exact amount of which varies depending upon the nature of the termination. If, for instance, Ms. Walker terminates the employment agreement for good reason (as defined in the agreement) she is entitled to a lump-sum payment equal to her salary, as in effect at the time of termination, multiplied by the number of years remaining under the agreement or two-and-one half years, whichever is greater. The agreement also provides for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one (1) year thereafter.

Michael Feinsod. On November 27, 2006 the Company appointed Michael Feinsod as President of Ameritrans and subject to SBA approval, Senior Vice President of Elk. On February 9, 2007, the Board of Directors of the Company, upon the recommendation of the Compensation Committee entered into an employment agreement with Mr. Feinsod (the "Feinsod Agreement"). Pursuant to the terms of the Feinsod Agreement, each party will have the right to terminate the agreement on or before May 31, 2008, if certain performance criteria have not been met (the "Initial Employment Period"). Upon the expiration of the Initial Employment Period, if certain thresholds are met, the Initial Employment Period shall be extended until May 31, 2009, (the "Extended Employment Period"). Unless notice of non-renewal is given by either party at least three (3) months prior to the expiration of the Extended Employment Period the term of the Feinsod Agreement shall be extended for an additional one (1) year period beyond the end of the Extended Employment Period.

The Feinsod Agreement provides that Mr. Feinsod will be paid an annual base salary of $336,500 for the first employment year, $348,900 for the second employment year, and at the rate of $361,800 for the third employment year with a guaranteed annual bonus equal to at least $15,000 for each employment year. Mr. Feinsod will also be entitled to receive up to an annual aggregate of $32,500 allocated as he shall determine in his sole discretion for certain expenses including, but not limited to reimbursement for the certain expenses as set forth in the Feinsod Agreement. In addition, the Company shall pay Mr. Feinsod's annual family medical health insurance premiums under the Company's current plan up to $20,000, plus any increases that may arise in future years. Additionally, Mr. Feinsod will be eligible to receive an additional bonus in the sole discretion of the Board of Ameritrans. The Feinsod Agreement also provides for compensation to Mr. Feinsod if he is terminated prior to the expiration of his employment term, the exact amount of which varies depending upon the nature of the termination. The agreement also provides for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one (1) year thereafter. Additionally, on November 27, 2006, the Board of Directors, upon the recommendation of the 1999 Employee Plan Committee, granted Mr. Feinsod options to purchase 80,000 shares of common stock of the Company excisable at $5.28 per Share. So long as Mr. Feinsod continues to be employed by the Company, the options vest in four (4) equal annual installments, with the first installment vesting on the date of grant.

Silvia M. Mullens. The Company entered into an amended and restated employment agreement dated as of September 28, 2006, with Silvia Mullens which, effective as of January 1, 2007, replaces the employment agreement between the Company and Ms. Mullens dated January 1, 2002. The agreement automatically renews for an additional five (5) year term on July 1, 2012, unless either party gives notice of non-renewal prior to the expiration of that initial term. The agreement provides that, commencing January 1, 2007, Ms. Mullens shall assume the role and have the title of Senior Vice President, and be paid an annual base salary of $122,678 which increases four percent (4%) each year the agreement is in effect. The agreement also provides that Ms. Mullens will be paid a minimum guaranteed yearly bonus of $10,000. Additionally, Ms. Mullens shall be eligible to receive an additional bonus in the sole discretion of the Board of Ameritrans. The agreement provides for compensation to Ms. Mullens if she is terminated prior to the expiration of her employment term, the exact amount of which varies depending upon the nature of the termination. The agreement also provides for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one (1) year thereafter.

Margaret Chance. The Company entered into an amended and restated employment agreement dated as of September 28, 2006, with Margaret Chance, the Company's Vice President and Secretary, which, effective as of January 1, 2007, replaced the employment agreement between the Company and Ms. Chance dated January 1, 2002. The agreement automatically renews for an additional five (5) year term on July 1, 2012, unless either party gives notice of non-renewal prior to the expiration of that initial term. The agreement provides that, commencing January 1, 2007, Ms. Chance be paid an annual base salary of $97,740 which increases four percent (4%) each year while the agreement is in effect. The agreement also provides that Ms. Chance will be paid a minimum guaranteed yearly bonus of $10,000. Additionally, Ms. Chance shall be eligible to receive an additional bonus in the sole discretion of the Board of Ameritrans. The agreement provides for compensation to Ms. Chance if she is terminated prior to the expiration of her employment term, the exact amount of which varies depending upon the nature of the termination. The agreement also provides for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one (1) year thereafter.

Lee Forlenza. The Company entered into an amended and restated employment agreement with Lee Forlenza for a five (5) year term commencing as of July 1, 2006, which replaced the employment agreements between the Company and Mr. Forlenza dated July 1, 2003 and October 1, 2001. The agreement automatically renews for a five (5) year term, unless either party gives notice of non-renewal prior to the expiration of the initial term. The agreement provides that Mr. Forlenza is paid an annual salary, of $82,472 for the twelve months ending July 1, 2007, and increases four percent (4%) each year the agreement is in effect. The agreement also provides that Mr. Forlenza will be paid a yearly bonus based on his and the Company's performance, the amount of which is determined by the Board of Directors but which may not be less than $10,000 for the first five (5) years of the employment agreement. If the employment agreement is renewed, any bonus after the initial term will be paid solely in the discretion of the Board. The agreement provides for compensation to Mr. Forlenza if he is terminated prior to the expiration of his employment term, the exact amount of which varies depending upon the nature of the termination. If Mr. Forlenza terminates the employment agreement for good reason (as defined in the agreement, he is entitled to a lump-sum payment equal to the sum of his salary, as in effect at the time of termination, and an amount equal to his salary multiplied by the number of years remaining under the agreement or two-and-one half years, whichever is greater. The agreement also provides for confidentiality and for non-competition, and for non-solicitation during the term of the agreement and for one (1) year thereafter.

STOCK OPTION PLANS

The descriptions of the 1999 Employee Plan and the Director Plan set forth below are qualified in their entirety by reference to the text of the plans.

1999 EMPLOYEE PLAN

An employee stock option plan (the "1999 Employee Plan") was adopted by the Ameritrans Board of Directors, including a majority of the non-interested directors, and approved by a shareholder vote, in order to link the personal interests of key employees to our long-term financial success and the growth of shareholder value. An amendment to the 1999 Employee Plan was approved by the shareholders in January 2002. The amendment increased the number of shares reserved under the plan from 125,000 to 200,000 shares.

The 1999 Employee Plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code for the purchase of an aggregate of 200,000 shares (subject to adjustment for stock splits and similar capital changes) of common stock to our employees. By adopting the 1999 Employee Plan, the Board believes that we will be better able to attract, motivate, and retain as employees people upon whose judgment and special skills our success in large measure depends. On November 27, 2006 the Board of Directors, upon the recommendation of the 1999 Employee Plan Committee, granted Mr. Feinsod options to purchase 80,000 shares of common stock of the Company excisable at $5.28 per Share. So long as Mr. Feinsod continues to be employed by the Company, the options vest in four (4) equal annual installments, with the first installment vesting on the date of grant. As of March 21, 2007, options to purchase an aggregate of 147,600 shares of Common Stock were outstanding, and 52,400 shares of Common Stock were available for future award under the 1999 Employee Plan.

The 1999 Employee Plan is administered by the 1999 Employee Plan Committee of the Board of Directors, which is comprised solely of non-employee directors (who are "outside directors" within the meaning of Section 152(m) of the Internal Revenue Code and "disinterested persons" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "1934 Act")). The committee can make such rules and regulations and establish such procedures for the administration of the 1999 Employee Plan as it deems appropriate.

NON-EMPLOYEE DIRECTOR PLAN

A stock option plan for non-employee directors (the "Director Plan") was adopted by the Ameritrans Board of Directors and approved by a shareholder vote, in order to link the personal interests of non-employee directors to our long-term financial success and the growth of shareholder value. The Director Plan is substantially identical to, and the successor to, a non-employee director stock option plan adopted by the Board of Directors of Elk and approved by its shareholders in September 1998 (the "Elk Director Plan"). Ameritrans and Elk submitted an application for, and received on August 31, 1999, an exemptive order relating to these plans from the SEC. The Director Plan was amended by the Board of Directors on November 14, 2001 and approved by the shareholders at the Annual Meeting on January 18, 2002. The amendment is still subject to the approval of the Securities and Exchange Commission. The amendment (i) increases the number of shares reserved under the plan from 75,000 to 125,000 and (ii) authorizes the automatic grant of an option to purchase up to 1,000 shares at the market value at the date of grant to each eligible director who is re-elected to the Board of Directors.

The Director Plan provides for the automatic grant of options to directors who are not employees, officers or interested persons of the Company (an "Eligible Director") who are elected and serve one year on the Board of Directors. By adopting the Director Plan, the Board believes that the Company will be better able to attract, motivate, and retain as directors people upon whose judgment and special skills our success in large measure depends. The goal, policy, and purpose of the Director Plan is to attract, motivate and retain as directors, individuals upon whose judgment and special skills the Company's success depends. As such, the Director Plan, in an effort to retain these individuals serving on the Board, allows for automatic grants of new options under the Plan, upon expiration of the initial five (5) year term. Upon expiration of these options, and with approval of the Board, new options may be automatically granted to the Directors, with an exercise price equal to the last sales price as of the close of business on date of expiration.

The total number of shares for which options may be granted from time to time under the Director Plan is 75,000 shares, which will be increased to 125,000 shares upon SEC approval of the Amended Director Plan. As of May 1, 2007, options to purchase an aggregate of 46,370 shares were outstanding and 28,630 were available for future award. On December 22, 2006 the Company granted a member of the Board of Directors, options to purchase up to 9,433 shares of Common Stock. These options vest on December 22, 2007 and are exercisable for five (5) years from the grant date at an exercise price of $5.30 per Share. The Director Plan is administered by a committee of directors who are not eligible to participate in the Director Plan. Steven Etra currently has 8,750 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan (the "Etra Options"). Mr. Etra's employment with the Company was terminated on May ___, 2007. Pursuant to the terms of the 1999 Employee Plan, Mr. Etra has ninety (90) days from the date of termination of employment with the Company to exercise the Etra Options.

SIMPLIFIED EMPLOYEE PENSION PLAN

In 1996, Elk adopted a simplified employee pension plan covering, at present, all eligible employees of the Company. Contributions to the plan are made pursuant to certain employment agreements and at the discretion of the Board of Directors. During the fiscal year ended June 30, 2006 contributions amounted to $140,018.

GARY C. GRANOFF'S FISCAL 2006 COMPENSATION

The Board of Directors has set Gary C. Granoff's total annual compensation at a level it believes to be competitive with the chief executive officers and chief financial officers of similarly capitalized specialty finance companies. Gary C. Granoff, in his capacity as Chief Executive Officer and Chief Financial Officer, is eligible to participate in the same executive compensation program available to Ameritrans' other senior executives.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Allen Kaplan and John R. Laird served on the Compensation Committee of the Board until May 8, 2007, at which time the Board appointed John R. Laird and Ivan Wolpert to serve on the Committee. The Compensation Committee of the Board is currently comprised of two (2) independent directors and has the responsibility to:

- establish our compensation philosophy and policies; and

- review and approve any recommendations for the compensation of our executive officers.

Based upon the Compensation Committee's discussions with management and their review of the Executive Compensation Discussion and Analysis included above, the members of the Compensation Committee have concluded that the Executive Compensation Discussion and Analysis included above reflects their views regarding the compensation philosophy that they are following with respect to executive compensation and they have recommended that the Executive Compensation Discussion and Analysis set forth above be included in this proxy statement.

Respectfully Submitted,

The Compensation Committee:

John R. Laird (Chair) and Ivan Wolpert

STOCK PERFORMANCE GRAPH

Although Ameritrans' Common Stock is listed on the Nasdaq Capital Market trading in Ameritrans' Common Stock has been extremely limited, making it difficult to meaningfully compare the performance of Ameritrans' Common Stock to that of other similar companies or a broad market index. Therefore, Ameritrans has not included a stock performance graph.

CERTAIN TRANSACTIONS

Ameritrans and Elk pay legal fees, on a fixed or hourly basis, for loan closing services relating to loans other than New York taxi and radio car loan closings to Granoff, Walker & Forlenza, P.C. ("GWF") whose shareholders are officers and directors of Elk and Ameritrans. Such services related to New York taxi and radio car loans are provided by the officers and employees of Elk. Ameritrans and Elk paid GWF approximately $52,555 in fees during the fiscal year ended June 30, 2006. Ameritrans and Elk generally charges its borrowers loan origination fees to generate income to offset the legal fees paid by Ameritrans and Elk for loan closing services.

We also rent office space from GWF and share certain office expenses with that firm. In November 2003, the Board of Directors approved a new sublease with the law firm to take effect upon the expiration of the prior sublease, May 1, 2004, and to continue through April 20, 2014 and accounts for certain retroactive adjustments per the agreement. As of February 1, 2007 the Company utilizes 47.95% of the landlord's space and therefore committed to the minimum 47.95% utilization factor on all rent, additional rent and electricity charges billed to landlord, and subject to annual increases as per the master lease agreement between the landlord and the law firm. In the event that more space is utilized, the percentage of the total rent shall be increased accordingly. In addition, the Company is also obligated to pay for its share of overhead expenses as noted in the agreement, currently a minimum of $3,500 a month. For the fiscal year ended June 30, 2006, we paid $86,334 in rent, $36,000 in shared overhead expense, and $23,837 of other reimbursable shared overhead expense.

During the fiscal year ended June 30, 1998, GWF exercised an option in its lease, at our request, and rented an additional 1,800 square feet of office space contiguous with our offices at a below market rent (the "Additional Space"). In August, 2001, the Company's Board of Directors approved the execution of a formal sublease with the law firm on financial terms and conditions consistent with the prior arrangement for the period July 1, 2001 through April 30, 2004. The terms for the Additional Space are included in the new sublease with the law firm approved by the Board of Directors in November 2003 to take effect upon the expiration of the prior sublease on May 1, 2004, and to continue through April 20, 2014. Until we require the Additional Space, the law firm sublets the Additional Space to outside tenants under short-term arrangements. In the event all or a portion of the Additional Space is vacant, the Company's Board of Directors has agreed to reimburse the law firm for the additional rent due. During the year ended 2006, no additional amount was paid in connection with this agreement.

Effective July 1, 2003, the Company entered into a new ten-year sublease for additional disaster recovery office and storage space with an entity in which an officer and shareholder of the Company has an interest. The new sublease calls for rental payments ranging from $38,500 to $54,776 per annum from the first year ending June 30, 2004 through the year ending June 30, 2013. The sublease contains a provision that either party may terminate the lease in years seven through ten upon six months' notice. Rent expense under the lease amounted to $43,334 for the year ended June 30, 2006.

PROPOSAL NO. 2
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2007

The Board of Directors, including a majority of directors who are not interested persons of the Company, subject to shareholder approval, has selected Rosen Seymour Shapss Martin & Company LLP as its independent registered public accounting firm to be employed by the Company for the fiscal year ending June 30, 2007, to sign or certify such financial statements, or any portions thereof, as may be filed by the Company with the SEC or any other authorities at any time. The employment of such independent registered public accounting firm for such purpose is subject to approval by the shareholders at this meeting. No member of Rosen Seymour Shapss Martin & Company LLP or any associate thereof has a direct or indirect material financial interest in the Company or any of its affiliates.

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve the selection of Rosen Seymour Shapss Martin & Company LLP as its independent registered public accounting firm for the Company for fiscal 2007.

A representative of Rosen Seymour Shapss Martin & Company LLP will be present at the Annual Meeting of Shareholders for the purpose of answering shareholder questions and making any other appropriate statement.

The fees for services provided by the independent accountant are as follows:

AUDIT FEES

Fees for audit services billed in fiscal 2006 and 2005 were $159,950 and $120,700, respectively and consist of the annual audit of the Company's consolidated financial statements and interim reviews of the quarterly consolidated financial statements. Also included are services in connection with SEC registration statement and stand-alone financial statements of Elk Associates Funding Corporation.

AUDIT-RELATED FEES

There were no fees for audit related services by the Company's independent registered accountants for the years ended June 30, 2006 and 2005.

TAX FEES

There were no fees for professional services by the Company's independent registered accountants for tax compliance, tax advice, and tax planning for the years ended June 30, 2006 and 2005.

ALL OTHER FEES

There were no fees for services provided by the by the Company's independent registered accountants other than the services rendered in the above paragraphs, for the years ended June 30, 2006 and 2005.

The Board of Directors of the Company recommends a vote FOR Proposal No. 2.

PROPOSAL NO. 3

TO AMEND THE COMPANY'S CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK, $.0001 PAR VALUE

The Board of Directors has adopted, subject to shareholder approval, an amendment to the first paragraph of Article IV of our Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to fifty million (50,000,000) shares from ten million (10,000,000) shares. No changes are proposed to the remainder of Article IV. The text of Article IV, as it is proposed to be amended, is as follows:

"The Corporation shall have authority to issue an aggregate of 51,000,000 shares, of which 50,000,000 shares shall be Common Stock par value $.0001 per share and 1,000,000 shall be Preferred Stock par value $.01 per share."

If approved by the shareholders, the proposed amendment will become effective upon the filing of the Articles of Incorporation with the Delaware Secretary of State, which will occur as soon as reasonably practicable upon such shareholder approval. The additional Common Stock to be authorized by adoption of the proposed amendment would have rights identical to the currently outstanding Common Stock.

Increase in Number of Shares of Common Stock Authorized for Issuance

The purpose of the increase in authorized shares is to provide additional shares of Common Stock that could be granted for corporate purposes without further shareholder approval unless required by applicable law or regulation. We currently expect that reasons for issuing additional shares of Common Stock will include, but not be limited to, securing additional financing for our operations through the issuance of additional shares or other equity-based securities. Reasons for issuing additional shares of Common Stock also include paying stock dividends or subdividing outstanding shares through stock splits and providing equity incentives to employees, officers or directors. The Board believes that it is in our best interest to have additional shares of Common Stock authorized at this time to alleviate the expense and delay of holding a special meeting of shareholders to authorize additional shares of Common Stock when the need arises. The issuance of additional shares of common stock, other than through a stock split in the form of a stock dividend, may have a dilutive effect on earnings per share and, for persons who do not purchase additional shares to maintain their pro rata interest in the Company, on such shareholders' percentage voting power.

The Board of Directors does not intend to issue any common stock except on terms that the Board of Directors deems to be in the best interests of the Company and its then existing shareholders. Any future issuance of common stock will be subject to the rights of holders of outstanding shares of Preferred Stock that the Company may issue in the future.

Ratification by Shareholders of the Proposed Amendment

Approval of the proposed amendment to the Company's articles of incorporation will require the affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting. Upon approval by our shareholders, the proposed amendment will become effective upon filing of articles of amendment with the Delaware Secretary of State, which will occur as soon as practicable following the meeting. In the event that the proposed amendment is not approved by our shareholders at the meeting, the current articles of incorporation will remain in effect.

The Board of Directors of the Company recommends a vote FOR Proposal No. 3.

PROPOSAL NO. 4
APPROVAL OF INTERPRETATION AMENDMENT TO THE 1999 DIRECTOR PLAN

In order to retain and attract highly qualified directors and to ensure close identification of interests between non-employee directors and the Company's shareholders, the Company's Board of Directors adopted the Director Plan on May 21, 1999, which provides for the automatic grant of options to directors of the Company that are not employees or officers of the Company upon their election to the Board. The Company obtained an exemptive order from the SEC approving the Director Plan on August 31, 1999, and the Director Plan was approved by the Company's shareholders on May 21, 1999. The Director Plan initially authorized the issuance of up to 75,000 shares of the Company's Common Stock. On February 25, 2003, the Company requested exemptive relief from the SEC to provide for the automatic grant of an option each year to purchase 1,000 shares of the Company's Common Stock at the current market value on the date of grant of such option to each Non-Employee Director upon such Non-Employee Director's re-election to the Board ("Re-Election Options"). Since the Re-Election Options will be automatic grants throughout the term of the Director Plan, the Director Plan Amendment also included an increase in the number of shares of Common Stock issuable under the Director Plan from 75,000 to 125,000 shares to ensure that a sufficient number of shares are reserved for future automatic grants.

While the Board of Directors may not materially increase the number of shares authorized under the Director Plan or materially increase the benefits accruing to participants under the plan without the approval of the Company's shareholders, the Director Plan does provide that all questions of interpretation with respect to the Director Plan and options granted under it shall be determined by a committee (the "Committee") consisting of the Directors of the Company who are not eligible to participate in the Director Plan, and such determination shall be final and binding upon all persons having an interest in the Director Plan.

The Director Plan is silent as to grants of new options upon expiration of unexercised previously granted options. The Committee, consisting of directors who are not eligible to participate in the Director Plan, interpreted the Director Plan as allowing for grants of new options upon expiration of the unexercised options. This new grant of options is not discretionary as to the date of the grant or exercise price as the exercise price is equal to the last sales price as of the close of business on the date of expiration. A copy of the Director Plan, as amended reflecting the interpretation is attached hereto as Exhibit 99.

Because the goal, policy and purpose of the Plan is to attract, motivate and retain as directors, individuals upon whose judgment and special skills the Company's success depends, the Board of Directors and the Committee felt that it was a logical interpretation of the Director Plan and consistent with the goals of the Director Plan to allow for these grants of new options upon expiration of the unexercised options, and that exercise of such discretion had previously been approved by a shareholder vote approving the terms of the Plan.

The Committee and the Board of Directors did not consider this interpretation a material amendment to the Plan, as the primary intention of the Director Plan is the ability to grant each non-employee director stock options to purchase $50,000 of stock after each such director had served as a director for one year. This interpretation was in keeping with the fundamental goal, policy and purpose of the Director Plan which was to attract, motivate and retain as directors, individuals upon whose judgment and special skills the Company's success depends. In the case of those directors whose options had expired, they had already served six (6) years as a director when their options expired. Not to renew and permit a new automatic grant would have frustrated the purpose of the Director Plan, and would have defeated the Board of Directors and the shareholders original intent in approving the stock option plan by their vote in 1999, and would have defeated the one-year minimum waiting period for a director to be granted the stock options to be able to purchase $50,000 worth of stock as provided for under the Plan. Not to permit a new automatic grant to have occurred at the end of the five (5) year initial term would have resulted in a situation where no further grants of stock options could be made to a non-employee director, which would have been an unintended result. As such, the Committee interpreted the Director Plan, using its discretion, and determined that shareholder approval was not warranted or necessary. Additionally, grants of options are disclosed to the shareholders through SEC filings in both Section 16 filings on Form 4 and annual reports on Form 10K. The Board therefore has amended the Plan to clarify this interpretation.

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock and the Participating Preferred Stock, voting together as a single class is required for the approval of the amendment to the Director Plan clarifying the interpretation of the Director Plan.

The Board of Directors of the Company recommends a vote FOR Proposal No. 4.

PROPOSAL NO. 5
APPROVAL AND RATIFICATION OF GRANTS MADE UNDER THE 1999 DIRECTOR PLAN

Consistent with the interpretation of the Director Plan, on August 16, 2004, the Committee consisting of the Directors of the Company who are not eligible to participate in the Director Plan, took action and resolved that in the event a grantee's options expire in full unexercised, the following automatic replacement grant of five (5) year options to purchase shares of common stock, $.0001 par value, of the Company (the "Shares"), at an exercise price equal to the last sales price as of the close of business on the date of expiration:

Director	Date of Expiration	Date of Grant
Paul Creditor	August 31, 2004	September 1, 2004
Allen Kaplan	August 31, 2004	September 1, 2004
John R. Laird	January 12, 2005	January 13, 2005
Howard Sommer	January 12, 2005	January 13, 2005
Wesley Finch	September 26, 2008	September 27, 2008

On September 1, 2004 Paul Creditor and Allen Kaplan's existing options expired and were each automatically granted five year options to purchase up to 10,020 shares of Common Stock of the Company exercisable at $4.99 per Share, which represents the last sales price of the Common Stock on August 31, 2004. On January 13, 2005 John Laird and Howard Sommer's existing options expired and were each automatically granted five year options to purchase up to 8,000 shares of Common Stock exercisable at $6.25 per Share, which represents the last sales price of the Common Stock on January 12, 2005. Subsequently, on December 21, 2005 Paul Creditor resigned as a Director and as such his options terminated.

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock and the Participating Preferred Stock, voting together as a single class is required for the approval and ratification of the option grants set forth above.

The Board of Directors of the Company recommends a vote FOR Proposal No. 5.

PROPOSAL NO. 6
OFFERING OF COMMON STOCK WITH WARRANTS TO A LIMITED NUMBER OF ACCREDITED INVESTORS

At the meeting, Shareholders will vote on a proposal from the Board to offer shares of the Company's Common Stock, at a fixed purchase price of no less than book value (the "Purchase Price") to a limited number of "accredited investors," as that term is defined in Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the "1933 Act"). For every [_____] shares of Common Stock purchased, the Company will issue to the investor one (1) warrant (the "Warrants"), exercisable for five (5) years from the date of issuance, to purchase one (1) share of Common Stock at an exercise price to be fixed at a specified dollar amount that is no less than the Purchase Price and no more than 110% of the Purchase Price (collectively, the "Offering"). The Company proposes to raise aggregate gross proceeds between a minimum of $25,000,000 (the "Minimum Offering") and up to a maximum of $50,000,000 (the "Maximum Offering"). If approved by the requisite number of Shareholders, the Offering will commence as soon as reasaonably practicable and continue for one hundred eighty (180) days unless extended in the sole discretion of the Company for up to an additional one hundred eight (180) days.

NASD Rule 4350 requires Shareholder approval when a company registered on the NASDAQ SmallCap Exchange offers a non-public sale of common stock equal to twenty percent (20%) or more of the common stock outstanding before the issuance for less than the greater of book or market value of the stock. Book value of the Company's Common Stock as of March 31, 2007 was $5.23 per share, and market value as of close of trading on May 1, 2007 was $4.72 per share. The Company does not intend to offer the securities at less than book value, fluctuations in the market, however, make it difficult to predict whether the market value will be greater than the book value, thereby triggering the requirements of NASD Rule 4350.

As of close of business on May 1, 2007 there were 3,401,208 shares of Common Stock outstanding, 300,000 shares of Participating Preferred Stock outstanding and 338,902 Private Offering Warrants outstanding. There were also outstanding options to purchase up to 147,600 shares of Common Stock issued under the Company's 1999 Employee Plan and options to purchase up to 46,370 shares of Common Stock issued under the Director Stock Option Plan. Additionally, on April 18, 2002, the underwriter of a previous offering was granted an option to purchase up to 30,000 units, each unit consisting of one share of Common Stock (the "Common Stock Unit"), one share of Participating Preferred Stock (the "Participating Preferred Stock Unit") and one warrant exercisable into one share of Common Stock (the "Public Warrant Unit"). The Public Warrant Units expired on April 18, 2007. The Common Stock Units and the Participating Preferred Stock Units expire on April 18, 2008.

The Common Stock issued in this Offering will carry the same rights, including dividend and voting rights, as the shares of Common Stock of the Company currently issued and outstanding. The shares will, however, be subject to restrictions on transferability due to their issuance in a private offering. Shares sold in this Offering are considered "restricted securities," as that term is defined in the 1933 Act and rules promulgated thereunder (the "Restricted Securities"). Rule 144 promulgated under the 1933 Act ("Rule 144") prescribes certain holding periods and other limits on the sale of Restricted Securities. These restrictions limit the ability of an investor to sell the Restricted Securities in various ways. Shares owned by investors who are not "affiliates" of the Company, as that term is defined in Rule 144, may be sold after one (1) year, subject to trading volume limitations and other conditions, and will be completely free of restrictions after two (2) years, at which time the shares of Common Stock sold in this Offering will be freely tradeable on the NASDAQ SmallCap Exchange or whichever exchange the Company's Common Stock is listed on at the time.

For every [_____] shares of Common Stock purchased by an investor, the investor will receive, for no additional consideration, one (1) Warrant. No fractional Warrants will be issued. The number of

Warrants issued in this Offering will depend on the amount of Common Stock sold and the price at which the shares of Common Stock are purchased. The Warrants vest immediately and are exercisable for up to five (5) years from the date of issuance. The exercise price will be fixed at a specified dollar amount that is no less than the Purchase Price and no more than 110% of the Purchase Price; this exercise price may not be adjusted at a later date.

The Company anticipates, as soon as practicable after the closing of the Offering, filing a registration statement covering the resale of the Common Stock and the Common Stock issuable upon exercise of the Warrants. The Company can make no assurances, however, that such registration statement will be declared effective by the SEC.

The Common Stock issued in this Offering will rank, with respect to the payment of dividends and rights upon liquidation, dissolution or winding up of the Company (collectively, the "Rights"), equal to the Common Stock of the Company currently issued and outstanding. The Rights of all Common Stock are subordinate to the Rights of the Company's Participating Preferred Stock.

The aggregate gross proceeds of this Offering are estimated to be approximately $25,000,000 if the Minimum Offering is sold and approximately $50,000,000 if the Maximum Offering is sold. The Company anticipates using these proceeds to increase its investment portfolio.

The Board elected to make this Offering rather than a public offering of Common Stock after considering the longer timeframe and increased expenses associated with a public offering versus a private offering. It is the opinion of the Board that a private offering better serves the Company's immediate investment goals and maximizes the proceeds available to the Company.

This proposal must be approved by at least a majority vote of all of the outstanding voting shares (including shares of Common Stock and Participating Preferred Stock) present in person or represented by proxy at the meeting and entitled to vote on this Offering. Shareholders will vote at the meeting by casting ballots (in person or by proxy) which are tabulated by one or two independent persons, appointed at the meeting, who serve as inspectors of the meeting and who execute an oath to discharge their duties. It is the intention of the persons named in the accompanying form of proxy to vote such proxy for approval of this Offering, or if any non-material changes are made to the Offering, to vote as shall be determined by the persons named in the proxy in accordance with their judgment. In the event of a negative vote of Shareholders, the Company will not proceed with the Offering.

The Board of Directors of the Company recommends a vote FOR Proposal No. 6.

PROPOSAL NO. 7
APPROVAL OF AMENDMENT TO 1999 EMPLOYEE PLAN

The employee stock option plan (the "1999 Employee Plan") was adopted by the Ameritrans Board of Directors, including a majority of the non-interested directors, and approved by a stockholder vote, in order to link the personal interests of key employees to our long-term financial success and the growth of stockholder value. The 1999 Employee Plan is administered by the 1999 Employee Plan Committee of the Board of Directors, which is comprised solely of non-employee directors (who are "outside directors" within the meaning of Section 152(m) of the Internal Revenue Code of 1986, as amended (the "Code") and "disinterested persons" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "1934 Act") (the "Committee")). The Committee can make such rules and regulations and establish such procedures for the administration of the 1999 Employee Plan as it deems appropriate.

The Company's Board of Directors, including a majority of the non-interested directors, has adopted, upon the recommendation of the 1999 Employee Plan Committee of the Board and subject to shareholder approval, an amendment to the 1999 Employee Plan. The 1999 Employee Plan currently authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code for the purchase of an aggregate of 200,000 shares (subject to adjustment for stock splits and similar capital changes) of Common Stock to employees of the Company. As of May 1, 2007, options underlying 147,600 shares have been granted to key employees of the Company. The Board proposed an amendment to the 1999 Employee Plan to increase the number of options available for grant from a total of 200,000 to a total of 300,000 shares (the "Employee Plan Amendment"). By adopting the 1999 Employee Plan Amendment, the Board believes that the Company will have a sufficient number of shares authorized under the 1999 Employee Plan to continue to attract, motivate, and retain as employees, people upon whose judgment and special skills the success of the Company in large measure depends.

The exercise price of an incentive stock option must be at the fair market value of the Company's Common Stock on the date of grant (110% of the fair market value for shareholders who, at the time the option is granted, own more than 10% of the total combined classes of stock of the Company or any subsidiary). No employees may exercise more than $100,000 in options held by them in any year.

No option may have a term of more than ten years (five years for 10% or greater shareholders). Options generally may be exercised only if the option holder remains continuously associated with the Company or a subsidiary from the date of grant to the date of exercise. However, options may be exercised upon termination of employment or upon death or disability of any employee within certain specified periods.

The following is a general summary of the federal income tax consequences under current tax law of incentive stock options ("ISOs"). It does not purport to cover all of the special rules, including special rules relating to persons subject to the reporting requirements of Section 16 under the 1934 Act who do not hold the shares acquired upon the exercise of an option for at least six months after the date of grant of the option and special rules relating to the exercise of an option with previously-acquired shares, or the state or local income or other tax consequences inherent in the ownership and exercise of stock options and the ownership and disposition of the underlying shares.

An optionee will not recognize taxable income for federal income tax purposes upon the grant of an ISO. Upon the exercise of an ISO, the optionee will not recognize taxable income. If the optionee disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to him or her, the optionee will recognize long-term capital gain or loss and the Company will not be entitled to a deduction. However, if the optionee disposes of such shares within the required holding period, all or a portion of the gain will be treated as ordinary income and the Company will generally be entitled to deduct such amount. In addition to the federal income tax consequences described above, an optionee may be subject to the alternative minimum tax.

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is required for the approval of the 1999 Employee Plan Amendment.

The Board of Directors of the Company recommends a vote FOR Proposal No. 7.

PROPOSAL NO. 8
OTHER MATTERS

The Board of Directors does not know of any other matters which may come before the meeting. However, if any other matters are properly presented to the meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise to act, in accordance with their judgment on such matters.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, Ameritrans' directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interview.

Financial and Other Information

The information required by Item 13(a) of Schedule 14A with respect to the Company's consolidated financial statements and management's discussion and analysis of financial condition and results of operations are incorporated by reference hereto, as allowed by Rule 0-4 of the 1940 Act. Representatives of the Company's independent accountants, Rosen Seymour Shapss Martin & Company LLP, are expected to be present at the Special Meeting and will have the opportunity to make a statement if they desire to do so and are also expected to be available to respond to appropriate questions.

Deadline for Submission of Shareholder Proposals

Proposals of shareholders intended to be presented at next year's Annual Meeting of Shareholders must be received by the Company at its principal executive offices not later than October 1, 2007, for inclusion in the proxy statement for that meeting. Submissions received after that date will be considered untimely. Mere submission of a proposal does not guarantee its inclusion in the Proxy Statement or its presentation at the meeting since certain federal rules must also be met.

Requests for Financial Statements

Ameritrans will furnish, without charge a copy of its financial statements for the fiscal year ended June 30, 2006, and for the nine-months ended March 31, 2006, to shareholders who make a written request to the Company at 747 Third Avenue, 4th Floor, New York, NY 10017 or call Ameritrans toll free at (800) 214-1047.

Form 10-K

The Company filed an Annual Report on Form 10-K for the fiscal year ended June 30, 2006 with the SEC on September 28, 2006. Shareholders may obtain a copy of this report, without charge, by making a written request to the Company at 747 Third Avenue, New York, New York 10017 or by visiting our website at www.ameritranscapital.com.

Forward Looking Statements

This proxy statement contains certain forward-looking statements within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act which are intended to be covered by the safe harbors created thereby. Typically, the use of the words "believe," "anticipate," "plan," "expect," "seek," "estimate," and similar expressions identify forward-looking statements. Unless a passage described a historical event, the statement should be considered a forward-looking statement. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, the forward-looking statements included in this proxy statement may prove to be inaccurate. Our actual results may differ materially from the results anticipated in the forward-looking statements. Any forward-looking statements contained in this proxy statement involve risks and uncertainties, including but not limited to, risks that the Offering described in this proxy statement will not close, risks that the registration of shares underlying the Warrants may not occur, risks related to changes in the regulation of investment companies, market acceptance risks, the impact of competition, and other risks identified in the Company's other filings with the SEC. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Board of Directors invites shareholders to attend the Annual Meeting. Whether or not you plan to attend, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope. Prompt response will greatly facilitate arrangements for the meeting, and your cooperation will be appreciated. Shareholders who attend the meeting may vote their stock personally even though they have sent in their proxies.

By Order of the Board of Directors,

/s/ Margaret Chance

May __, 2007   MARGARET CHANCE, Secretary